

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 2, 2007

**VIA U.S. MAIL AND FAX (212) 846-1640**
Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

>        **Re:     Viacom Inc.**
>                **Form 10-K for Fiscal Year Ended December 31, 2006**
>                **Filed March 1, 2007**
>                **Form 10-Q for the Quarterly Period Ended June 30, 2007**
>                **File No. 1-32686**

Dear Mr. Dooley:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>                                Sincerely,


>                                /s/Larry Spirgel
>                                Assistant Director


Cc: Stephen T. Giove, Shearman & Sterling